# SEC Schedule 13D/A (Amendment No. 18) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L178
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 07/31/2026
Filed by CIK 0001390775
Persons authorized to receive notices and communications: Ms. Rabbina Aziz, Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64, 30-210-9485-360

## Reporting persons
- Papatrifon Eleftherios (CIK 0001390775): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 23,529; shared voting power 0; sole dispositive power 23,529; shared dispositive power 0; aggregate amount beneficially owned 23,529 (1.25% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 18 (the "Amendment No. 18") to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the "Commission") on June 26, 2024, October 1, 2024, October 17, 2024, December 2, 2024, December 20, 2024, February 11, 2025, February 25, 2025, March 11, 2025, April 15, 2025, June 13, 2025, July 11, 2025, July 22, 2025, July 24, 2025, August 1, 2025, September 4, 2025, September 18, 2025, October 1, 2025 and October 30, 2025 (the "Schedule 13D"), filed by the Reporting Person (as defined below) related to the shares of common stock, par value $0.01 per share (the "Shares"), of OceanPal Inc. (the "Issuer").

This Amendment No. 18 is being filed to report a decrease in the percentage ownership of Shares that the Reporting Persons may be deemed to beneficially own though its ownership of the Issuer's Series C Preferred Stock and Series D Preferred Stock which may be converted into Shares of the Issuer at the Reporting Persons' option (subject to certain ownership restrictions contained in the Series C Preferred Stock and Series D Preferred Stock's statements of designation, together the "Statements of Designation" and a Shareholder Covenant Agreement) as a result of the Reporting Person's disposition of all his shares of Series C Preferred Stock and Series D Preferred Stock.

This Amendment No. 18 is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Information given in response to each item below shall be deemed incorporated by reference in all other items below. Unless indicated otherwise, all items left blank remain unchanged in this Amendment No. 24, and any items which are amended below are deemed to amend and update the existing items in the Schedule 13D, as amended.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 1, 2025, the Reporting Persons sold all his shares of Series D Preferred Stock to the Issuer pursuant to a promissory note. On July 31, 2026, the Reporting Person transferred all his Series C Preferred Stock to the Issuer for cancellation. Following such transactions, the Reporting Person no longer beneficially owns any Series C Preferred Stock or Series D Preferred Stock of the Issuer.

The Reporting Person is a member of the Board of Directors and a member of the Executive Committee of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person acquired the Shares in connection with the Issuer's equity awards and the Series D Preferred Stock in connection with the Distributions and the Share Purchase Agreement as described herein solely for investment purposes. The Reporting Person, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they then own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Person is in contact with members of the Issuer's management, the other members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of July 31, 2026, the Issuer had 1,875,816 Shares outstanding. Based on the foregoing, the Reporting Person reports beneficial ownership of the following Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person is the record holder of 23,529 shares of common stock, representing 1.25% of the Issuer's issued and outstanding Shares. The Reporting Person has the sole power to vote or direct the vote of 23,529 Shares.
Transactions in the class effected during the past sixty days: Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Person during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of July 31, 2026, the Reporting Person ceased to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock of Issuer. The filing of this Amendment No. 18 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- Papatrifon Eleftherios: /s/ Eleftherios Papatrifon, Eleftherios Papatrifon (08/04/2026)